UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: October 26, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement
99.2	Press Release entitled “CNOOC Limited Announces Key Operational Statistics for Q3 2016”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2016 (ended 30 September 2016). The comparative statistics of the Group for the third quarter of 2015 (ended 30 September 2015) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2016 (ended 30 September 2016). The comparative statistics of the Group for the third quarter of 2015 (ended 30 September 2015) are also disclosed in this announcement.

The Company achieved a total net production of 117.7 million barrels of oil equivalent (“BOE”) for the third quarter of 2016, representing a decrease of 7.7% year over year (“YoY”). Production from offshore China decreased 9.2% YoY to 75.6 million BOE, mainly due to production decline of existing fields and weak demand from the natural gas market. Overseas production decreased 5.0% YoY to 42.1 million BOE, mainly due to YoY decrease in the production of the Buzzard oilfield in U.K North Sea and the Long Lake project in Canada.

For the third quarter of 2016, the Company made one new discovery, namely Panyu 4-1, and drilled ten successful appraisal wells offshore China.

On development and production, Weizhou 6-9/6-10 comprehensive adjustment project and Enping 18-1 oilfield commenced production during the period. All 4 new projects planned for this year have commenced production.

The unaudited oil and gas sales revenue of the Company reached approximately RMB30.75 billion for the third quarter of 2016, representing a decrease of 15.2% YoY, mainly due to the decrease of average realized oil and gas prices and production decline. During the period, the Company’s average realized oil price decreased 13.5% YoY to US$42.26 per barrel, which is in line with lower international oil prices. The Company’s average realized gas price was US$5.22 per thousand cubic feet, representing a decrease of 18.6% YoY, mainly because the Company adjusted its sales price to certain natural gas customers through negotiation following the decrease of onshore natural gas price in China.

For the third quarter of 2016, the Company's capital expenditure reached approximately RMB11.67 billion (capitalized interests RMB0.38 billion not included), representing a decrease of 20.9% YoY, mainly because the Company continued cost control and efficiency improvement efforts and decreased capital expenditures in response to the low oil price environment.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2016						2015
	Q3			YTD			Q3			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquid	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	40.9	11.3	42.8	127.4	35.9	133.4	45.3	12.3	47.3	128.6	37.1	134.8
Western South China Sea	8.4	25.1	12.6	27.7	72.9	40.0	8.1	29.5	13.1	25.1	86.5	39.9
Eastern South China Sea	16.4	14.3	18.8	50.6	47.8	58.6	17.8	24.3	21.8	52.0	58.7	61.8
East China Sea	0.4	5.7	1.3	1.0	15.8	3.6	0.3	4.3	1.0	0.9	13.2	3.1
Subtotal	66.0	56.5	75.6	206.7	172.4	235.6	71.4	70.4	83.3	206.6	195.5	239.5
Overseas
Asia (excluding China)	4.4	15.0	7.1	13.2	41.9	20.8	4.0	13.0	6.3	12.3	37.3	19.0
Oceania	0.4	12.2	2.8	1.1	30.1	7.0	0.4	11.4	2.6	0.8	22.7	5.3
Africa	7.7	—	7.7	22.1	—	22.1	7.8	—	7.8	22.7	—	22.7
North America (excluding Canada)	4.7	11.4	6.6	13.1	33.9	18.7	5.3	12.1	7.3	15.3	35.8	21.2
Canada	4.6	4.4	5.3	9.4	13.4	11.6	4.5	5.9	5.5	12.7	19.4	16.0
South America	2.0	14.0	4.5	6.3	41.4	13.4	2.3	13.6	4.6	6.8	39.4	13.6
Europe	7.7	2.3	8.1	28.2	10.3	29.9	9.5	3.5	10.1	28.4	12.1	30.4
Subtotal	31.6	59.2	42.1	93.4	170.9	123.6	33.8	59.5	44.3	99.0	166.7	128.1
Total	97.6	115.7	117.7	300.0	343.3	359.2	105.2	129.9	127.5	305.6	362.2	367.7

* Including our interest in equity method investees, which is approximately 4.5 mmBOE in Q3 2016 and 4.7 mmBOE in Q3 2015.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2016		2015		2016		2015
Sales Revenue	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Crude and liquids	27,230	75,181	31,608	100,371	4 ,085	11,438	5,059	16,270
Natural gas	3,517	10,649	4,644	12,915	528	1,620	743	2,094
Marketing revenue, net	323	918	338	1,183	48	140	54	192
Others	1,192	2,883	1,131	2,276	179	439	181	369

Total	32,262	89,631	37,721	116,745	4,840	13,637	6,037	18,925
Capital Expenditures*
Exploration	1,906	6,190	3,591	10,774	286	942	575	1,746
Development	8,059	23,312	9,337	31,386	1,209	3,547	1,494	5,088
Production	1,668	4,005	1,739	5,377	250	609	278	872
Others	35	137	86	280	6	21	14	45

Total	11,668	33,644	14,753	47,817	1,751	5,119	2,361	7,751

* Capitalized interests were not included. Capitalized interests for Q3 2016 was RMB375 million.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.6655 has been used for the third quarter of 2016, and an exchange rate of US$1 = RMB6. 2480 has been used for the third quarter of 2015, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 26 October 2016

As at the date of this announcement, the Board comprises:

Executive Directors Yang Hua (Chairman) Yuan Guangyu Non-executive Directors Wu Guangqi Lv Bo	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q3 2016

(Hong Kong, October 26, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the third quarter of 2016.

For the third quarter of the year, the Company achieved total net production of 117.7 million barrels of oil equivalent (“BOE”), representing a decrease of 7.7% year-on-year (“YoY”), mainly due to the decline of production volume in oil and gas fields and weak demand in the domestic downstream gas market.

During the period, the Company made one new discovery and drilled ten successful appraisal wells offshore China. During the third quarter, Weizhou 6-9/6-10 comprehensive adjustment project and Enping 18-1 oilfield commenced production. The four projects that were planned to come on stream in 2016 have all commenced production.

For the third quarter of the year, the unaudited oil and gas sales revenue of the Company reached approximately RMB30.75 billion, representing a decrease of 15.2% YoY. The Company’s average realized oil price decreased by 13.5% YoY to US$42.26 per barrel, while the average realized gas price was US$5.22 per thousand cubic feet, down 18.6% YoY.

To cope with the low oil price environment, the Company continued to lower costs, enhance efficiency and cut capital expenditure for the whole year. During the period, the Company’s capital expenditure amounted to approximately RMB11.67 billion, representing a decrease of 20.9% YoY.

Mr. Yang Hua, Chairman and CEO of the Company, said, “In view of the market challenges during the third quarter of the year, the Company endeavored to lower costs and enhance efficiency, as well as made proactive efforts in all fields. In addition, the Company is confident in meeting the full year target of its key operating indicators.”

- End -

Notes to Editors:

More information about the Company is available at

http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax: +852-2576 1990

Email: hl.wong@hkstrategies.com